UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For The Year Ended December 31, 2011

Commission file number: 1-10431

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN

IRS Employer Identification Number:  33-0379007

AVX CORPORATION
1 AVX Boulevard
Fountain Inn, SC 29644

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN
INDEX

Page No.

Report of Independent Registered Public Accounting Firm Report of Independent Registered Public Accounting Firm	3 4

Statements of Financial Condition with Fund Information as of December 31, 2011 and 2010	5-6

Statements of Income and Changes in Plan Equity with Fund Information for the years ended December 31, 2011, 2010 and 2009	7-9

Notes to Financial Statements	10-17

Signature	18

Schedule I – Investments	19

Exhibit:
23.1 Consent of Elliott Davis LLC dated March 23, 2012
23.2 Consent of Grant Thornton LLP dated March 23, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
AVX Nonqualified Supplemental Retirement Plan:

We have audited the accompanying statement of financial condition with fund information of the AVX Nonqualified Supplemental Retirement Plan (the “Plan”) as of December 31, 2011 and the related statement of income and changes in plan equity with fund information for the year ended December 31, 2011. Our audit of the basic financial statements included the financial statement schedule listed in the index appearing under Schedule I.  These financial statements and financial statement schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2011 and the results of its operations and changes in plan equity for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.  Also, in our opinion, the related financial statement schedule listed in the index appearing under Schedule I, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        /s/Elliott Davis, LLC

Greenville, South Carolina
March 23, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
AVX Nonqualified Supplemental Retirement Plan:

We have audited the accompanying statements of financial condition with fund information of the AVX Nonqualified Supplemental Retirement Plan (the Plan) as of December 31, 2010, and the related statements of income and changes in plan equity with fund information for the years ended December 31, 2010 and 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2010, and the results of its operations for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/Grant Thornton LLP

Charlotte, North Carolina
March 29, 2011

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2011

	Total	AVX Stock Fund	Kyocera Stock Fund	MainStay Cash Reserves Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	Janus Fund	PIMCO Total Return Fund	PIMCO Real Return Fund	American Funds - EuroPacific Growth Fund	Well Fargo Adv Spec Mid Cap Value Fund	Columbia Select Large Cap Value Fund	MainStay Large Cap Growth Fund	RidgeWorth Small Cap Value Equity Fund	Oppenheimer Dev Markets Fund
ASSETS:
Investments at fair value:
Other investments (cost $6,667,794)	$6,843,708	$20,803	$17,393	$2,293,788	$259,233	$319,406	$ -	$1,763,750	$408,713	$146,894	$143,577	$1,037,275	$382,851	$2,111	$47,914
AVX Corporation Common Stock (cost $1,013,493)	984,727	984,727	-	-	-	-	-	-	-	-	-	-	-	-	-
Kyocera Corporation American Depositary Shares (cost $732,746)	778,609	-	778,609	-	-	-	-	-	-	-	-	-	-	-	-
Total investments	8,607,044	1,005,530	796,002	2,293,788	259,233	319,406	-	1,763,750	408,713	146,894	143,577	1,037,275	382,851	2,111	47,914

Receivable:
Employer contribution	218,021	15,268	10,588	39,913	12,465	15,004	-	54,584	10,003	8,841	4,300	26,429	18,244	2	2,380
Employee contribution	6,325	425	281	1,073	475	506	-	1,174	377	630	234	750	317	25	58
Total Contribution receivable	224,346	15,693	10,869	40,986	12,940	15,510	-	55,758	10,380	9,471	4,534	27,179	18,561	27	2,438

Plan equity	$8,831,390	$1,021,223	$806,871	$2,334,774	$272,173	$334,916	$ -	$1,819,508	$419,093	$156,365	$148,111	$1,064,454	$401,412	$2,138	$50,352

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2010

	Total	AVX Stock Fund	Kyocera Stock Fund	MainStay Cash Reserves Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	Janus Fund	PIMCO Total Return Fund	PIMCO Real Return Fund	American Funds - EuroPacific Growth Fund	Well Fargo Adv Mid Cap Disc Fund	Columbia Select Large Cap Value Fund
ASSETS:
Investments at fair value:
Other investments (cost $5,699,219)	$6,355,824	$25,710	$20,254	$2,183,311	$308,999	$326,197	$318,944	$1,500,461	$276,547	$135,456	$147,430	$1,112,515
AVX Corporation Common Stock (cost $995,712)	1,171,569	1,171,569	-	-	-	-	-	-	-	-	-	-
Kyocera Corporation American Depositary Shares (cost $686,578)	946,391	-	946,391	-	-	-	-	-	-	-	-	-
Total investments	8,473,784	1,197,279	966,645	2,183,311	308,999	326,197	318,944	1,500,461	276,547	135,456	147,430	1,112,515

Receivable:
Employer contribution	146,948	12,555	9,360	32,799	7,644	12,077	11,687	32,351	5,675	2,012	1,252	19,536
Employee contribution	6,013	646	269	1,063	710	407	288	1,025	334	341	206	724
Total Contribution receivable	152,961	13,201	9,629	33,862	8,354	12,484	11,975	33,376	6,009	2,353	1,458	20,260

Plan equity	$8,626,745	$1,210,480	$976,274	$2,217,173	$317,353	$338,681	$330,919	$1,533,837	$282,556	$137,809	$148,888	$1,132,775

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2011

	Total	AVX Stock Fund	Kyocera Stock Fund	MainStay Cash Reserves Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	Janus Fund	PIMCO Total Return Fund	PIMCO Real Return Fund	American Funds - EuroPacific Growth Fund	Well Fargo Adv Spec Mid Cap Value Fund	Columbia Select Large Cap Value Fund	MainStay Large Cap Growth Fund	RidgeWorth Small Cap Value Equity Fund	Oppenheimer Dev Markets Fund
Net investment income (loss):
Dividends	$131,147	$17,695	$14,328	$ -	$4,375	$7,085	$ -	$64,855	$12,871	$2,473	$328	$6,277	$ -	$ -	$860
Interest	223			223			-
Realized gain (loss) on investment	102,197	10,217	-	-	(3,367)	7,715	33,993	21	13,018	(129)	2,846	29,254	8,631	-	(2)
Unrealized gain (loss) on investment	(563,565)	(204,623)	(213,950)	-	(3,367)	(14,613)	(38,061)	1,476	10,414	(22,845)	(4,623)	(60,309)	(10,428)	(17)	(2,619)
Total income (loss)	(329,998	(176,711)	(199,622)	223	(2,359)	187	(4,068	66,352	36,303	(20,501)	(1,449)	(24,778)	(1,797)	(17)	(1,761)

Contributions:
Employer	316,244	23,308	16,629	62,937	17,242	22,655	7,407	77,449	13,550	10,462	5,237	38,742	18,244	2	2,380
Employee	266,469	26,031	13,590	59,982	25,757	17,539	4,030	46,225	13,990	15,553	6,927	26,510	9,967	50	318
Total contributions	582,713	49,339	30,219	122,919	42,999	40,194	11,437	123,674	27,540	26,015	12,164	65,252	28,211	52	2,698

Deductions:

Benefit payments	(48,070)	(2,202)	-	-	(11,167)	(11,680)	-	-	-	-	(11,729)	-	(11,292)	-	-
Income (loss) and change in plan equity	204,645	(129,574	(169,403)	123,142	29,473	28,701	7,369	190,026	63,843	5,514	(1,014)	40,474	15,122	35	937

Transfer of funds from employee investment elections and plan investment changes, net	-	(59,683)	-	(5,541)	(74,653)	(32,466)	(338,288)	95,645	72,694	13,042	237	(108,795)	386,290	2,103	49,415

Plan equity at beginning of year	8,626,745	1,210,480	976,274	2,217,173	317,353	338,681	330,919	1,533,837	282,556	137,809	148,888	1,132,775	-	-	-

Plan equity at end of year	$8,831,390	$1,021,223	$806,871	$2,334,774	$272,173	$334,916	$ -	$1,819,508	$419,093	$156,365	$148,111	$1,064,454	$401,412	$2,138	$50,352

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2010

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Large Cap Value Fund	MainStay Cash Reserves Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	Janus Fund	PIMCO Real Return Fund	PIMCO Total Return Fund	American Funds - EuroPacific Growth Fund	Well Fargo Adv Mid Cap Disc Fund	Columbia Select Large Cap Value Fund
Net investment income (loss):
Dividends	$94,012	$13,643	$11,641	$ -	$ -	$4,692	$6,621	$704	$4,760	$44,786	$1,891	$1,959	$3,315
Interest	314				314
Realized gain (loss) on investment	183,660	30,115	64,348	-	-	(48)	11,122	1,674	-	70,017	(165)	2,683	3,914
Unrealized gain (loss) on investment	601,937	218,087	89,264	-	-	35,252	5,493	31,360	10,746	3,341	10,053	20,582	177,759
Total income	879,923	261,845	165,253	-	314	39,896	23,236	33,738	15,506	118,144	11,779	25,224	184,988

Contributions:
Employer	182,872	17,321	13,665	-	47,323	8,568	13,560	12,611	6,443	35,929	2,012	1,252	24,188
Employee	262,015	25,514	12,892	-	56,061	26,286	23,324	21,196	10,151	38,379	10,206	15,187	22,819
Total contributions	444,887	42,835	26,557	-	103,384	34,854	36,884	33,807	16,594	74,308	12,218	16,439	47,007

Deductions:

Benefit payments	(2,096,268)	(326,095)	(261,790)	-	(1,461,123)	(10,582)	(11,896)	(11,408)	-	-	(1,319)	(11,704)	(351)
Income (loss) and change in plan equity	(771,458)	(21,415)	(69,980)	-	(1,357,425)	64,168	48,224	56,137	32,100	192,452	22,678	29,959	231,644

Transfer of funds from employee investment elections and plan investment changes, net	-	(50,020)	-	(897,566)	(228,925)	-	11,528	(8,557)	250,456	13,449	4,764	3,740	901,131

Plan equity at beginning of year	9,398,203	1,281,915	1,046,254	897,566	3,803,523	253,185	278,929	283,339	-	1,327,936	110,367	115,189	-

Plan equity at end of year	$8,626,745	$1,210,480	$976,274	$ -	$2,217,173	$317,353	$338,681	$330,919	$282,556	$1,533,837	$137,809	$148,888	$1,132,775

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2009

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Large Cap Value Fund	T. Rowe Price Spectrum Income Fund	MainStay Cash Reserves Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	Janus Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund	American Funds - EuroPacific Growth Fund	Well Fargo Adv Mid Cap Disc Fund
Net investment income (loss):
Dividends	$96,257	$15,049	$13,558	$444	$17,204	$ -	$4,547	$3,427	$1,100	$ -	$37,171	$1,793	$1,964
Interest	6,646					6,646
Realized gain (loss) on investment	(155,349)	123	50	159	(49,763)	-	(3,350)	151	189	(113,419)	12,650	(16,926)	14,787
Unrealized gain (loss) on investment	1,375,124	449,607	183,971	199,382	105,973	-	58,346	48,796	73,212	120,531	40,739	75,314	19,253
Total income	1,322,678	464,779	197,579	199,985	73,414	6,646	59,543	52,374	74,501	7,112	90,560	60,181	36,004

Contributions:
Employer	191,561	46,951	13,953	24,082	-	41,665	9,720	9,076	11,759	-	23,227	4,784	6,344
Employee	247,461	21,124	17,383	22,882	-	76,902	20,640	17,715	19,765	2,565	25,889	8,082	14,514
Total contributions	439,022	68,075	31,336	46,964	-	118,567	30,360	26,791	31,524	2,565	49,116	12,866	20,858

Deductions:
Fees	(750)	(91)	(79)	-	-	(580)	-	-	-	-	-	-	-
Income (loss) and change in plan equity	1,760,950	532,763	228,836	246,949	73,414	124,633	89,903	79,165	106,025	9,677	139,676	73,047	56,862

Transfer of funds from employee investment elections and plan investment changes, net	-	(2,966)	(54)	(69,834)	(746,764)	170,480	(36,796)	(108)	(1,038)	(145,104)	885,191	(111,334)	58,327

Plan equity at beginning of year	7,637,253	752,118	817,472	720,451	673,350	3,508,410	200,078	199,872	178,352	135,427	303,069	148,654	-

Plan equity at end of year	$9,398,203	$1,281,915	$1,046,254	$897,566	$ -	$3,803,523	$253,185	$278,929	$283,339	$ -	$1,327,936	$110,367	$115,189

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following brief description of the AVX Nonqualified Supplemental Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General
The Plan was established August 1, 1994 to provide certain officers and highly compensated managers of AVX Corporation, (“AVX”) or (the "Company") with supplemental retirement benefits.  Effective January 1, 2005, the AVX Corporation Supplemental Executive Retirement Plan (the “SERP Plan”), that was established January 1, 1998, was merged into the Plan.  All balances from the SERP Plan were transferred into the Plan.  Any employee eligible to participate in the AVX Corporation Retirement Plan is eligible to participate in the SERP portion of the plan and any employee eligible to participate in the AVX Corporation Retirement plan whose annual compensation is in excess of $245,000 for the plan years 2009, 2010 and 2011, respectively (as such limit is defined by the Internal Revenue Code) is eligible to participate in the Supplemental Retirement portion of the Plan. An employee who, in prior years,  becomes an eligible participant in the Plan shall continue to be eligible to fully participate in the Plan regardless of whether such employee’s annual compensation falls below the annual compensation limit for the year. In December of 2007, the Plan was amended to comply with the final regulations under Internal Revenue Code Section 409A. These amendments were effective January 1, 2008. The Company is the Plan’s sponsor and Plan administrator. New York Life Trust Company (the “Trustee”) is the Plan’s trustee and record keeper.

In 2009, the Plan was amended and restated effective January 1, 2010. Among other changes to the Plan, the amendment eliminated the Supplemental Retirement portion of the Plan with the related eligibility criteria.  In addition, the amended Plan provides that all employer contributions will be paid annually, and plan eligibility is based upon the Company’s Board of Directors’ discretion.

Deferred Compensation Contribution
The Plan is split into two parts. There is a SERP portion and a Supplemental Retirement portion. The SERP portion allows each participant to irrevocably elect to defer receipt of all or a portion of eligible compensation for that year prior to January l of each year. The Supplemental Retirement portion allows participants to defer an amount from 1% to 3% of eligible compensation (currently between $245,000 and $600,000). Eligible compensation for employee contributions to the supplemental portion is determined based on total compensation less any amount deferred under the SERP portion of the Plan.

Company Matching Contribution
The Company will match contributions equal to 100% of the first 3% of the amount that is deferred under the AVX Corporation Retirement Plan.  After the maximum contribution limit has been reached under the AVX Corporation Retirement Plan, the Company will match contributions equal to 100% of the first 3% of the amount deferred that is related to eligible compensation (currently between $245,000 as indexed and $600,000) in the Plan. This match to the plan shall be invested in the AVX Stock Fund. Upon attaining the age of fifty-five, a participant may elect to change the investment of any matching contributions made on his behalf. Total Company match for any participant in the Plan can not exceed 3% of eligible compensation for the Plan year.

Non-discretionary Contribution
The Company will make an annual contribution equal to 5% of eligible compensation.

Discretionary Contribution
The Company may make an annual contribution between 0% - 5% of eligible compensation.  The contribution amount is subject to approval by the Company’s Board of Directors. In 2010 and 2009, the Company’s Board of Directors approved a 5% discretionary match.  In July 2012, the Company’s Board of Directors will determine the discretionary contribution, if any, for the plan year ended December 31, 2011.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Each participant shall be fully vested and have a non-forfeitable interest in his account including all company contributions.

Payment of Benefits
Benefits under the Plan shall be payable to a participant or beneficiary upon the earlier of such participant's separation from service, disability, or death in a lump-sum payment or in installments over a period not to exceed 10 years.

2.	Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting.

Contributions
Employer contributions under the non-discretionary contribution feature include amounts equal to the aggregate amount that would have been contributed based on a participant’s eligible compensation under the non-discretionary contribution feature of the AVX Retirement Plan.  The employer contributions associated with the discretionary contribution feature of the Plan are not readily determinable until after the Company’s fiscal year ended March 31 and are included in the Plan in the year paid. Contributions from employees are recorded in the period withheld.

Payment of Benefits
Benefits are recorded when paid.

Income Recognition
For purposes of determining realized gains and losses, the Plan uses the average cost method to determine the cost basis of disposed assets.  Unrealized gains (losses) on investments on the Statements of Income and Changes in Plan Equity with Fund Information represents the cumulative change in unrealized gains (losses) for the respective years.  Purchases and sales are recorded on the trade date.

Administrative Expenses
The Plan invests in various mutual funds with revenue-sharing agreements that partially offset fees. Plan fees that are not offset with revenue from these agreements are paid by the Company. In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund. These stock administration fees are based on the market value of these funds.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of plan equity at the date of the financial statements and the changes in plan equity during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Dividend and Interest Income Recognition
Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.

Investment Valuation
The Plan investments are stated at fair value.  See Note 4.

Reclassifications
Certain items in the statement of income and changes in plan equity with fund information and Note 3 as originally reported for the years ended December 31, 2009, have been reclassified to conform to the current presentation, as follows:

Realized gain (loss) on investments and unrealized gain (loss) on investments were segregated from net appreciation (depreciation) on investments to enhance presentation in the statements of income and changes in plan equity with fund information for the year ended December 31, 2009.

The Plan’s realized and unrealized gains (losses) for the year ended December 31, 2009 presented in the table in Note 3 were segregated between common stock and other investments, also to enhance presentation.

These items have no effect on the previously reported statement of income (loss) and changes in plan equity for the year ended December 31, 2009.

Subsequent Events
Subsequent events are events or transactions that occur after the date of the statement of financial condition with fund information but before financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition with fund information, including the estimates inherent in the process of preparing financial statements.  Unrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition with fund information but arose after that date.  The Plan’s management performed an evaluation to determine whether or not there have been any subsequent events since the date of the statement of financial condition with fund information.

New Accounting Standards
In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends Accounting Standards Codification (“ASC”) Section 820.  ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting periods beginning after December 15, 2011.  The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.	Investment Programs

The Plan’s investment alternatives include the following:

MainStay Cash Reserves Fund: The MainStay Cash Reserves Fund, a money market fund, seeks a high level of current income while preserving capital and maintaining liquidity. This fund invests in short-term dollar denominated securities. This fund had ten participants at December 31, 2011 and December 31, 2010, respectively.

Seligman Large Cap Value Fund: The Seligman Large Cap Value Fund, a mutual fund, seeks capital appreciation through a value-oriented, diversified portfolio comprised of high-quality stocks.  This fund had no participants at December 31, 2010.  This fund is no longer an investment alternative for future contributions.

Kyocera Stock: This account invests in shares of the Kyocera Corporation.  The objective is to give participants the opportunity to share in the success and growth of Kyocera and AVX by allowing participants to become part owners.  The account’s value will fluctuate, based on the success of Kyocera, AVX and the stock market in general.  This account had three participants at December 31, 2011 and December 31, 2010, respectively.

AVX Stock: This account invests in shares of AVX stock.  This account also gives participants the opportunity to share in the success and growth of AVX.  The account’s value will fluctuate, based on the success of AVX and the stock market in general.  This account had fourteen participants at December 31, 2011 and December 31, 2010, respectively.

Janus Balanced Fund: The Janus Balanced Fund, a mutual fund, seeks long-term growth of capital balanced by current income by normally investing 40% to 60% of assets in securities selected for their growth potential and 40% to 60% of assets in securities selected for their income potential.  This fund had nine participants at December 31, 2011 and eight participants at December 31, 2010.

Janus Fund: The Janus Fund, a mutual fund, seeks long-term growth of capital, consistent with preservation of capital, by investing primarily in common stock of companies of any size. This fund had no participants at December 31, 2011 and six participants at December 31, 2010.  This fund is no longer an investment alternative for future contributions.

MainStay S&P 500 Index Fund: The MainStay S&P 500 Index Fund, a mutual fund, seeks to provide investment results that correspond to the total return performance (reflecting reinvestment of dividends) of common stocks in the aggregate, as represented by the S&P 500 Index. This fund had six participants at December 31, 2011 and December 31, 2010, respectively.

PIMCO Total Return Fund: The PIMCO Total Return Fund, a mutual fund, seeks maximum total return by investing primarily in fixed income securities of varying maturities.  This fund had ten participants at December 31, 2011 and nine participants at December 31, 2010, respectively.

PIMCO Real Return Fund: The PIMCO Real Return Fund, a mutual fund, seeks maximum real return. The fund normally invests at least 80% of net assets in inflation-indexed bonds of varying maturities. It invests primarily in investment-grade securities, but may invest up to 10% of total assets in high-yield securities (junk bonds). The fund may invest in derivative instruments. It is non-diversified. This fund had three participants at December 31, 2011 and two participants at December 31, 2010.

American Funds- EuroPacific Growth Fund:  The American Funds- EuroPacific Growth Fund, a mutual fund, seeks long-term growth of capital.  The fund normally invests at least 80% of assets in securities of issuers located in Europe and the Pacific Basin.  The fund may also hold cash, money market instruments and fixed-income securities.  This fund had eight participants at December 31, 2011 and seven participants at December 31, 2010.

Wells Fargo Advantage Special Mid Cap Value Fund: The Wells Fargo Advantage Special Mid Cap Value Fund, formerly known as the Wells Fargo Advantage Mid Cap Disciplined Fund, a mutual fund, seeks long term capital appreciation. The fund principally invests in equity securities of medium-capitalization companies, which are defined as securities of companies with market capitalizations within the range of the Russell Midcap Index that are believed to represent attractive opportunities. This fund had seven participants at December 31, 2011 and six participants at December 31, 2010.

Columbia Select Large Cap Value Fund: The Columbia Select Large Cap Fund, a mutual fund, seeks long-term capital appreciation. The fund invests at least 80% of net assets in the common stocks of "value" companies with large market capitalization ($4 billion or more) at the time of purchase. It generally holds a small number of securities because the investment manager believes doing so allows it to adhere to its disciplined value investment approach. The fund can invest in any economic sector and, at times, it may emphasize one or more particular sectors.  This fund had seven participants at December 31, 2011 and December 31, 2010, respectively.

MainStay Large Cap Growth Fund: The MainStay Large Cap Growth Fund, a mutual fund, seeks long-term growth of capital. The fund invests in companies that have the potential for above-average future earnings growth. It normally invests at least 80% of assets in large-capitalization companies which have a market capitalization in excess of $4.0 billion and generally are improving their financial returns. The fund is permitted to invest up to 20% of net assets in foreign securities. This fund became an investment alternative during 2011. This fund had six participants at December 31, 2011.

RidgeWorth Small Cap Value Equity Fund: The RidgeWorth Small Cap Value Equity Fund, a mutual fund, seeks capital appreciation, and current income is a second consideration. The fund invests at least 80% of net assets (plus any borrowings for investment purposes) in U.S. traded equity securities of small cap companies. U.S. traded equity securities may include American Depositary Receipts ("ADRs"). It targets companies with market capitalizations similar to those of companies in the Russell 2000® Value Index. This fund became an investment alternative during 2011. This fund had one participant at December 31, 2011.

Oppenheimer Development Markets Fund: The Oppenheimer Development Markets Fund, a mutual fund, seeks capital appreciation aggressively. The fund mainly invests in common stocks of issuers in emerging and developing markets throughout the world and may invest up to 100% of total assets in foreign securities. It normally invests at least 80% of net assets, plus borrowings for investment purposes, in equity securities of issuers whose principal activities are in at least three developing markets. The fund primarily invests in companies with high growth potential. This fund became an investment alternative during 2011. This fund had two participants at December 31, 2011.

The Plan's realized and unrealized gains (losses) for the years ended December 31 are as follows:
	2011	2010	2009
Proceeds
Common stock	$87,241	$637,904	$236,491
Other investments	696,587	1,829,526	1,450,467
	783,828	2,467,430	1,686,958
Aggregate cost
Common stock	77,024	543,441	236,318
Other investments	604,607	1,740,329	1,605,989
	681,631	2,283,770	1,842,307
Realized gains (losses)
Common stock	10,217	94,463	173
Other investments	91,980	89,197	(155,522)
	102,197	183,660	(155,349)
Unrealized gains (losses)
Common stock	(418,575)	307,351	633,578
Other investments	(144,990)	294,586	741,546
	(563,565)	601,937	1,375,124
Realized and unrealized gains (losses)	$(461,368)	$785,597	$1,219,775

The fair values of the following investments represent 5% or more of the Plan’s total net assets and equity available for benefits for the years ended December 31, 2011 and 2010, respectively:

	December 31,
	2011		2010
MainStay Cash Reserves Fund	$2,331,984	*	$2,229,275	*
AVX Stock	984,727		1,171,569
Kyocera Stock	778,609		946,391
PIMCO Total Return Fund	1,763,750		1,500,461
Columbia Select Large Cap Value Fund	1,037,275		1,112,515

* Amount includes MainStay Cash reserve balances included in the AVX and Kyocera Stock Funds

4.	Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

  -  Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

  -  Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

  -  Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

		Based on
	Fair Value at December 31, 2011	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Money Market Fund:
Mainstay Cash Reserves Fund	$2,331,984	$2,331,984	$-	$-
Mutual Funds:
Fixed Income	2,172,463	2,172,463	-	-
Large Cap Growth	430,765	430,765	-	-
Large Cap Value	1,037,275	1,037,275	-	-
Large Cap Blend	725,533	725,533	-	-
Mid Cap Blend	143,577	143,577	-	-
Small Cap Value	2,111	2,111	-	-
Common Stock:
AVX Stock	984,727	984,727	-	-
Kyocera Stock	778,609	778,609	-	-
Total	$8,607,044	$8,607,044	$-	$-

		Based on
	Fair Value at December 31, 2010	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Money Market Fund:
Mainstay Cash Reserves Fund	$2,229,275	$2,229,275	$-	$-
Mutual Funds:
Fixed Income	1,777,008	1,777,008	-	-
Large Cap Growth	318,944	318,944	-	-
Large Cap Value	1,112,515	1,112,515	-	-
Large Cap Blend	770,652	770,652	-	-
Mid Cap Blend	147,430	147,430	-	-
Common Stock:
AVX Stock	1,171,569	1,171,569	-	-
Kyocera Stock	946,391	946,391	-	-
Total	$8,473,784	$8,473,784	$-	$-

Assets valued using Level 1 inputs in the table above represent assets from the Plan and are valued based on the number of shares in the funds using a closing price per share traded in an active market.

5.	Non participant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows:
	December 31,
	2011	2010
Net Assets
Mainstay Cash Reserves Fund	$6,365	$8,425
AVX Corporation Common Stock	301,297	383,913
Total	$307,662	$392,338

	December 31,
	2011	2010	2009
Changes in Net Assets
Contributions	$-	$-	$27,579
Dividends	5,414	4,470	4,909
Transfers	(28,009)	(38,426)	-
Net appreciation(depreciation)	(61,028)	81,972	144,242
Forfeitures and fees	-	-	(2,932)
Benefits paid to participants	(1,053)	(72,137)	-
Total	$(84,676)	$(24,121)	$173,798

6.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time.  However, termination of the Plan shall not, without the consent of a participant, adversely affect such participant’s rights with respect to amounts then accrued in his/her account.

7. Federal Income Taxes

The Plan is a grantor type trust and is not qualified under Section 401 of the Internal Revenue Code.  Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor.  These items are reported on the income tax return of the grantor, AVX Corporation.  Participants must include distributions in taxable income at the time of withdrawal.

8. Transactions with Related Parties

All transactions in AVX common stock and Kyocera ADS are related party transactions.

Amounts of American Depository Shares of Kyocera Corporation, the Company’s majority shareholder, held by the Plan at December 31 are as follows:

	2011	2010
Shares	9,757	9,262
Market value per share	$79.80	$102.18
Market value	$778,609	$946,391

Amounts of AVX Corporation common stock held by the Plan at December 31 are as follows:

	2011	2010
Shares	77,173	75,928
Market value per share	$12.76	$15.43
Market value	$984,727	$1,171,569

9. Risks and Uncertainties

The Plan provides for various investment options in common stocks, a money market fund, and in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Financial Condition with Fund Information.  The market value of the Plan’s assets is included as an asset and a liability on the Company’s balance sheet because the Plan’s assets are available to AVX’s general creditors in the event of the Company’s insolvency.

10.	Subsequent Events

Effective March 30, 2012, the Board of Trustees of the MainStay Cash Reserves Fund have decided to liquidate the fund and will no longer be an investment option to the Plan.  The Company’s Retirement Committee is currently evaluating other investment options to replace this fund.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
             (Name of Plan)

BY:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Administrative Committee

Date:	March 23, 2012

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
SCHEDULE I - INVESTMENTS
As of December 31, 2011

Description	Number of shares/units	Market Value	Percentage of Net Assets

MainStay Cash Reserves Fund	2,331,984	$2,331,984	26.41%
AVX Stock	77,173	984,727	11.15%
Kyocera Stock	9,757	778,609	8.82%
MainStay S&P 500 Index Fund	8,939	259,233	2.94%
American EuroPacific Growth Fund	4,252	146,894	1.66%
Janus Balanced Fund	13,048	319,406	3.62%
PIMCO Total Return Fund	162,259	1,763,750	19.97%
PIMCO Real Return Fund	34,666	408,713	4.63%
Wells Fargo Advantage Spec Mid Cap Value Fund	6,906	143,577	1.63%
MainStay Large Cap Growth Fund	54,151	382,851	4.34%
RidgeWorth Small Cap Value Fund	171	2,111	0.02%
Oppenheimer Dev Markets Fund	1,634	47,914	0.54%
Columbia Select Large Cap Value Fund	73,461	1,037,275	11.75%
Total Investments		$8,607,044